FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Result of AGM

29 April 2022 17:30 BST

Results of Annual General Meeting held on 29 April 2022

AstraZeneca PLC announced the results of the voting at its Annual General Meeting (AGM) today. As proposed in the Notice of AGM, all Resolutions were decided by poll vote. Resolutions 9 - 12 were passed as special resolutions; all other resolutions were passed as ordinary resolutions.

	Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Votes cast in total	Total votes cast as a % of issued share capital	Votes withheld
1	To receive the Company's Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2021	1,203,570,226	99.85	1,828,274	0.15	1,205,398,500	77.79	5,547,341
2	To confirm dividends	1,193,597,088	98.93	12,920,907	1.07	1,206,517,995	77.87	4,366,330
3	To reappoint PricewaterhouseCoopers LLP as Auditor	1,198,088,929	99.29	8,509,251	0.71	1,206,598,180	77.87	4,347,248
4	To authorise the Directors to agree the remuneration of the Auditor	1,204,954,300	99.87	1,563,462	0.13	1,206,517,762	77.87	4,311,513
5a	To re-elect Leif Johansson as a Director	1,166,282,927	96.68	40,088,832	3.32	1,206,371,759	77.86	4,573,789
5b	To re-elect Pascal Soriot as a Director	1,205,673,389	99.93	863,219	0.07	1,206,536,608	77.87	4,408,995
5c	To elect Aradhana Sarin as a Director	1,204,771,723	99.86	1,661,294	0.14	1,206,433,017	77.86	4,512,437
5d	To re-elect Philip Broadley as a Director	1,191,418,997	98.75	15,054,946	1.25	1,206,473,943	77.86	4,471,514
5e	To re-elect Euan Ashley as a Director	1,205,615,431	99.93	843,877	0.07	1,206,459,308	77.86	4,486,117
5f	To re-elect Michel Demaré as a Director	1,159,460,793	96.34	44,030,272	3.66	1,203,491,065	77.67	7,453,982
5g	To re-elect Deborah DiSanzo as a Director	1,199,445,587	99.98	245,001	0.02	1,199,690,588	77.43	11,254,771
5h	To re-elect Diana Layfield as a Director	1,206,239,742	99.98	251,612	0.02	1,206,491,354	77.87	4,454,103
5i	To re-elect Sheri McCoy as a Director	1,199,985,750	99.46	6,515,562	0.54	1,206,501,312	77.87	4,444,145
5j	To re-elect Tony Mok as a Director	1,205,526,446	99.92	961,584	0.08	1,206,488,030	77.86	4,457,427
5k	To re-elect Nazneen Rahman as a Director	1,192,803,495	98.87	13,681,523	1.13	1,206,485,018	77.86	4,460,509
5l	To elect Andreas Rummelt as a Director	1,205,642,938	99.93	816,947	0.07	1,206,459,885	77.86	4,485,572
5m	To re-elect Marcus Wallenberg as a Director	979,070,782	81.15	227,477,101	18.85	1,206,547,883	77.87	4,397,534
6	To approve the Annual Report on Remuneration for the year ended 31 December 2021	1,109,853,237	92.23	93,486,120	7.77	1,203,339,357	77.66	7,606,290
7	To authorise limited political donations	1,176,840,533	97.53	29,853,717	2.47	1,206,694,250	77.88	4,261,968
8	To authorise the Directors to allot shares	1,112,092,040	92.70	87,623,060	7.30	1,199,715,100	77.43	11,230,323
9	To authorise the Directors to disapply pre-emption rights	1,193,005,130	99.11	10,731,935	0.89	1,203,737,065	77.69	7,206,669
10	To authorise the Directors to further disapply pre-emption rights for acquisitions and specified capital investments	1,175,775,085	97.67	27,999,631	2.33	1,203,774,716	77.69	7,088,425
11	To authorise the Company to purchase its own shares	1,195,870,775	99.15	10,230,544	0.85	1,206,101,319	77.84	4,843,802
12	To reduce the notice period for general meetings	1,062,882,097	88.11	143,446,819	11.89	1,206,328,916	77.85	4,616,168
13	To extend the AstraZeneca PLC 2012 Savings Related Share Option Scheme	1,200,174,255	99.53	5,676,533	0.47	1,205,850,788	77.82	5,094,639

A copy of the resolutions passed at the AGM (other than resolutions concerning ordinary business) has been submitted to the National Storage Mechanism for publication, and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Issued capital
As at 27 April 2022, the number of issued shares of the Company was 1,549,464,013 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all of the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 April 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary